SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated April 10, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

By letter dated Abril, 2017, the Company reported that it has become aware that Dolphin Netherlands B.V. ( "Dolphin") and Inversiones Financieras del Sur S.A. ( "IFISA") have agreed to make certain changes to the terms and conditions of the financings granted on (a) February 10, 2015, modified on 9 May 2016 and 22 November 2016; and  (b) July 31, 2015, modified on on May 9 and November 22, 2016, (c) the financing between REIG V (subsidiary of IRSA) and IFISA granted on October 8, 2015, modified on October 7, 2016; with the maturity term being extended in all cases.

The main changes to the terms and conditions of timely financing consist of:

1) Extend the maturity until February 5, 2018 of all the financing mentioned in (a), (b) and (c) for a total of USD 68,747,447 (resulting from USD 21,647,447, USD 7,100,000 and UDS 40,000,000 respectively) capitalizing accrued and unpaid interest as of April 6, 2017 for USD 6,838,122.73. The new maturity will coincide with that of the option to purchase IDBD shares granted by IFISA to the Company in February 2016.

2) Maintain the rest of the current conditions of the financings mentioned in (a), (b) and (c) without changes such as the guarantees granted and the rate equivalent to 9% per year.

The audit committee has no objections towards this transaction

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: April 10, 2017